

Release of fourth quarter results 2008

SUPPL

Orkla will report fourth quarter results 2008 on Thursday 19 February 2009 at 7.00 a.m.

A presentation of the fourth quarter results will be held at 8.00 a.m. in Oslo (Vika Atrium, Munkedamsvn. 45). The presentation and Q&A session will be simultaneously translated to English. Both the presentation and the following Q&A-session can be viewed via WebCast at www.orkla.com. It will be possible to ask questions through web.

For registration to the presentation at Vika Atrium please send an e-mail to info@orkla.no.

Orkla ASA
Oslo, 4 February 2009

Contact:
Rune Helland, SVP Orkla Investor Relations
Tel: +47 22 54 44 11

09045397

Lars Røsæg, Orkla Investor Relations
Tel: +47 22 54 44 26

END